December 3, 2009

LETTER AGREEMENT

Managers Trust I (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re:	Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by Managers Investment Group LLC (the “Adviser”) to limit the total operating expenses of Managers AMG FQ Global Alternatives Fund (the “Global Alternatives Fund”) and Managers Small Cap Fund (to be renamed Managers Frontier Small Cap Growth Fund) (the “Small Cap Fund,” and together with the Global Alternatives Fund, the “Funds” and each a “Fund”), each a series of Managers Trust I, and (ii) our agreement with respect to each Fund regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Trust, on behalf of each Fund, as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Funds in fulfillment of a voluntary undertaking by the Adviser to limit the expenses of the Funds. This Letter Agreement shall terminate with respect to a Fund in the event the Fund Management Agreement or the Investment Management Agreement (the “Management Agreements”), as applicable, between the Trust and the Adviser terminates with respect to the Fund.

From time to time hereafter, the Adviser may voluntarily undertake to waive its advisory fee payable by a Fund and/or pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses do not exceed a certain amount (the “Expense Cap”). If the Adviser undertakes an Expense Cap with respect to a Fund, the Trust, on behalf of the Fund, will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments by the Trust will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months after the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser.

Any payments by the Trust under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an advisory fee or administration and shareholder servicing fee for services to the Funds under the Management Agreements and Administration and Shareholder Servicing Agreement with the Trust, as applicable.

Effective as of January 1, 2010 and until at least March 1, 2011, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest, shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions, acquired fund fees and expenses, and extraordinary items) of the Global Alternatives Fund and the Small Cap Fund to 1.49% and 1.05%, respectively, of average daily net assets attributable to a Fund.

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust or a Fund.

Sincerely,

Managers Investment Group LLC

By:	/s/ Keitha L. Kinne
	Name:	Keitha L. Kinne
	Title:	Chief Operating Officer
	Date:	December 3, 2009

ACKNOWLEDGED AND ACCEPTED

Managers Trust I

By:	/s/ Donald S. Rumery
	Name:	Donald S. Rumery
	Title:	Treasurer and Chief Financial Officer
	Date:	December 3, 2009